May 10, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

RE:	XM Satellite Radio Holdings Inc XM Satellite Radio Inc. Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 000-27441 and 333-39178
Dear Mr. Spirgel:
We are writing to respond to the comments set forth in your comment letter, dated April 26, 2010, relating to the Annual Report on Form 10-K (the “Form 10-K”) of XM Satellite Radio Holdings Inc (“we”, “our”, or the “Company”) for the year ended December 31, 2009. To assist your review, we have retyped the text of the Staff’s comments in italics below.
Unaudited Pro Forma and Actual Information, page 20
1.	Please tell us why it is appropriate to present financial results that “exclude the impact of purchase price accounting adjustments and refinancing transactions related to the Merger.” Since the acquisition is reported in the historical financial statements as of July 2008, tell us why it is appropriate to present pro forma information for the three months ended December 31, 2008 and 2009 and for the year ended December 31, 2009. We note your disclosures on pages 24, 26, 46, 47, and 50-56. In addition, tell us the nature of the “Purchase Price Accounting Adjustments.”
Response:
We believe it is appropriate to present financial information excluding purchase price accounting adjustments because it helps investors understand the Company’s performance and the underlying drivers affecting the Company’s performance. We provide such Non-GAAP information as supplemental to, rather than in lieu of, a discussion and analysis of the results of operations on a

GAAP basis. The Company’s chief operating decision maker utilizes this Non-GAAP information to make decisions about resource management and assess business performance. This information is also utilized internally for budgetary and planning purposes. Furthermore, the Company’s chief operating decision maker does not hold his direct reports responsible for changes in operating results attributable to changes in the benefits or charges associated with purchase price accounting.
Purchase price accounting adjustments increased our primary performance metric, adjusted income from operations, by over $180 million in 2009 when computed from reported GAAP basis amounts and will benefit adjusted income from operations by over $290 million for the year ending December 31, 2012. Over the next two years, this benefit will drop nearly $300 million and will decrease adjusted income from operations by over $3 million for the year ending December 31, 2014 when computed from reported GAAP basis amounts. We believe our pro forma presentation provides more transparent disclosure regarding our performance by isolating the impact of the adjustments on our operating results.
The following amounts are on a GAAP basis as previously reported in thousands. During the three months ended December 31, 2009, the Company’s net income of $98,301 benefited from net purchase price adjustments of $102,987. During the three months ended December 31, 2008, the Company’s net loss of $1,584,162 benefited from net purchase price adjustments of $79,044, offset by an impairment of $1,574,208 to goodwill recorded as part of the purchase price accounting. During the year ended December 31, 2009, the Company’s net loss of $246,830 benefited from net purchase price adjustments of $882. For the successor period from August 1, 2008 through December 31, 2008, the Company’s net loss of $6,438,185 benefited from net purchase price adjustments of $321,199, offset by an impairment of $6,601,046 to goodwill recorded as part of the purchase price accounting.
The nature of the purchase price accounting adjustments resulting from the merger with Sirius XM Radio Inc. reflected in the actual results of operations include:
•	additional depreciation expense associated with the stepped-up basis in plant, property and equipment and amortization of acquired intangible assets;
•	a reduction in operating costs due to the amortization of deferred credits for executory contracts recognized at the merger date (primarily related to OEM and programming arrangements, which expire from 2010 through 2015); and
•	the reduction of revenue from the acquiree’s historical deferred revenue that was written down in purchase accounting.
Critical Accounting Policies and Estimates
Long-Lived Assets, page 41
2.	We note that FCC licenses accounted for 49.6% of total assets as of December 31, 2009. In light of the significance of your FCC licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the FCC licenses. Please identify your accounting units and for each unit of accounting (with a material license balance) that faces impairment risk, please disclose:
•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
•	Describe the nature of the valuation techniques you employed in performing the impairment test. If you used a discounted cash flow methodology, addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.
•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
The Company is organized in a single operating segment and has one reporting unit for which the chief operating decision maker regularly reviews operating results to make decisions about resource management and to assess performance. We evaluate our indefinite life intangible assets for impairment on an annual basis as of October 1st. Indicators of impairment, which would have required an update to our annual impairment test, were not identified between the testing date and the filing date of the Form 10-K. As of December 31, 2009, we did not record any impairment charges for intangible assets with indefinite lives.
The estimated fair market value of our FCC licenses, performed by a nationally recognized, independent third party as of October 1, 2009, was $3.1 billion. The net carrying amount of our FCC licenses was $2.0 billion as of that date. In future Form 10-K filings, will include the following incremental disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” section (emphasis added to incremental disclosure):
“Our annual impairment assessment of our FCC licenses is performed as of October 1st of each year and an assessment is made at other times if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.
We use independent appraisals to assist in determining the fair value of our FCC licenses. The income approach, which is commonly called the “Jefferson Pilot Method” or the “Greenfield Method”, has been consistently used to estimate the fair value. This method attempts to isolate the income that is properly attributable to the license alone (that is, apart from tangible and intangible assets and goodwill). It is based upon modeling a hypothetical “Greenfield” build-up to a normalized enterprise that, by design, lacks inherent goodwill and has essentially purchased (or added) all other assets as part of the build-up process. The methodology assumes that, rather than acquiring such an operation as a going concern, the buyer would hypothetically obtain a license at nominal cost and build a new operation with similar attributes from inception. The significant assumption was that the hypothetical start up entity would begin its network build out phase at the impairment testing date and revenues and variable costs would not be generated until the satellite network was operational, approximately five years from inception.”
Note 3. Inventory, page F-14
3.	Please tell us why a portion of your estimated allowance for inventory is “reported as component of Subscriber acquisition costs” in your consolidated statements of operations.
Response:
Our inventory allowance is reported in the same line item as the underlying inventory charges are recognized in our statement of operations. Inventory allowances for items included in our direct to consumer distribution channel are reported as component of Cost of equipment. As disclosed in Note 3 to our consolidated financial statements (see page F-13 of our Form 10-K filed with the Commission on February 25, 2010), we reimburse automakers for certain costs associated with the satellite radio installed in the applicable vehicle at the time the vehicle is manufactured and provide chip sets to radio manufacturers. The associated payments to the automakers and radio manufacturers for both OEM and aftermarket installations are included in Subscriber acquisition costs as part of our strategy to acquire new subscribers.
Note 11. Amended and Restated Credit Agreement due 2011, page F-29
4.	We note that you entered into three credit agreements with Liberty Media Corporation in February and March 2009 and extinguished these agreements in June and August 2009 for losses. Please tell us in detail how the losses were determined and provide us with a reconciliation of these extinguishments to your financial statements. We note your disclosure on page F-19 that 12.5 million shares of Series B Preferred Stock was issued in partial consideration for certain loan investments.
Response:
Losses incurred related to the early extinguishment of credit agreements entered into with Liberty Media were attributable to unamortized original issuance discounts and unamortized debt issuance costs. The original issuance discount reflected an initial structuring fee paid to Liberty Media and the allocation of proceeds to the convertible preferred shares issued to Liberty Media.

A summary of the components of losses attributable to the Liberty Media credit agreements, reconciled to the total extinguishment losses reported in our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2009 set forth below (amounts in thousands):

Second Quarter
Second-Lien Credit Agreement ($150 million undrawn facility)
Unamortized original issuance discount	$56,678
Deferred financing costs	985
Amended & Restated Credit Agreement ($100 million drawn facility)
Unamortized original issuance discount	39,182
Deferred financing costs	8,259
Repayment premium	2,345

Total extinguishment losses related to Liberty Media credit agreements	107,449
Other	1

Loss on extinguishment of debt and credit facilities, net	$107,450

* * * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,
/s/ David J. Frear
David J. Frear
Treasurer

cc:	Securities and Exchange Commission Dean Suehiro, Staff Accountant